

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Theis Terwey
Chief Executive Officer
GH Research PLC
Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland

> **Re: GH Research PLC**
> **Registration Statement on Form F-3**
> **Filed March 9, 2023**
> **File No. 333-270418**

Dear Theis Terwey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yasin Keshvargar